Hypo Real Estate
HOLDING

WKN: 802770 **ISIN:** DE0008027707 **Land:** Deutschland

Nachricht vom 21.11.2008 | 17:34

Hypo Real Estate Holding AG: SoFFin grants EUR 20 billion framework guarantee to Hypo Real Estate Group

Hypo Real Estate Holding AG / Agreement

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

SoFFin grants EUR 20 billion framework guarantee to Hypo Real Estate Group

The German Financial Markets Stabilisation Fund ('SoFFin') has granted a EUR 20 billion framework guarantee to Hypo Real Estate Group, to strengthen the Group's liquidity.

Hypo Real Estate Bank AG, part of Hypo Real Estate Group, can use the guarantees to be issued by SoFFin to collateralise debt securities to be issued, which must be due for repayment by 15 January 2009 at the latest. Hypo Real Estate Bank AG will pay to SoFFin a pro-rata commitment commission of 0.1% of the undrawn portion of the frame work guarantee. The fee for guarantees drawn will be 1.5% p.a..

The agreed framework guarantee is a result of the ongoing negotiations of Hypo Real Estate Group with SoFFin regarding longer-term and comprehensive liquidity and capital support measures for the Group.

Contact:
Reiner Barthuber +49-89-203007-201

21.11.2008 Financial News transmitted by DGAP

Language: English
Issuer: Hypo Real Estate Holding AG
Unsöldstraße 2
80538 München
Deutschland
Phone: +49 (0)89 203 007-780
Fax: +49 (0)89 203 007-772
E-mail: ir@hyporealestate.com
Internet: www.hyporealestate.com
ISIN: DE0008027707
WKN: 802770
Indices: DAX
Listed: Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Hannover, Stuttgart, Düsseldorf, München, Hamburg; Terminbörse EUREX

End of News DGAP News-Service
